                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                      AND

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                      ------------------------------------


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                           (Name of Subject Company)

                         REEDY RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)


                      ------------------------------------



                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070


            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------

             This Amendment No. 1, which amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on October 30, 1997 (the "Schedule 14D-1") by Reedy River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), also constitutes Amendment No. 5 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on December 20, 1994, as amended by Amendment No. 1 filed with the Commission on October 4, 1996, Amendment No. 2 filed with the Commission on April 25, 1997, Amendment No. 3 filed with the Commission on August 1, 1997 and Amendment No. 4 filed with the Commission on October 30, 1997 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 45,000 of the outstanding units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties, at a purchase price of $400 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


ITEM 10.  ADDITIONAL INFORMATION.

         (f) The first sentence of Section 14 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

                    "Notwithstanding any other term of the Offer, the Purchaser (which is an affiliate of the General Partner) will not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained prior to the Expiration Date."

             In addition, the Offer has been extended to 12:00 midnight, New York time, on Friday, November 28, 1997. On November 19, 1997, the Purchaser issued a press release announcing such extension and reporting that approximately 7,598 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(5) to this Amendment No. 1 and is incorporated herein by reference in its entirety.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(5) Text of press release issued by the Purchaser on November 19, 1997.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 1997


                                   REEDY RIVER PROPERTIES, L.L.C.


                                   By:    /s/ JEFFREY P. COHEN
                                         --------------------------------------
                                         Jeffrey P. Cohen
                                         Manager



                                   INSIGNIA PROPERTIES, L.P.

                                   By:   Insignia Properties Trust,
                                         its General Partner


                                   By:    /s/ JEFFREY P. COHEN
                                         --------------------------------------
                                         Jeffrey P. Cohen
                                         Senior Vice President



                                   INSIGNIA PROPERTIES TRUST


                                   By:    /s/ JEFFREY P. COHEN
                                         --------------------------------------
                                         Jeffrey P. Cohen
                                         Senior Vice President



                                   INSIGNIA FINANCIAL GROUP, INC.


                                   By:    /s/ FRANK M. GARRISON
                                         --------------------------------------
                                         Frank M. Garrison
                                         Executive Managing Director



                                   SOLELY FOR PURPOSES OF, AND INSOFAR AS THIS
                                   FILING CONSTITUTES, AMENDMENT NO. 5 TO THE
                                   STATEMENT ON SCHEDULE 13D


                                   /s/ JEFFREY P. COHEN
                                   --------------------------------------------
                                   Jeffrey P. Cohen
                                   Attorney-in-Fact

                                 EXHIBIT INDEX



EXHIBIT NO.                              DESCRIPTION
-----------                              -----------

  (a)(5)    Text of press release issued by the Purchaser on November 19, 1997.